                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934
                        (Amendment No. ________________)*


                              ShowCase Corporation
                     --------------------------------------
                                (Name of Issuer)


                                  Common Stock
                     --------------------------------------
                         (Title of Class of Securities)


                                  82539 P 10 2
                      -------------------------------------
                                 (CUSIP Number)


                                  June 29, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [x] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (continued on following page(s))
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                                                               Page 2 of 4 Pages

                                  SCHEDULE 13G

                              ---------------------

CUSIP NO. 82539 P 10 2


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

              Dennis J. Semerad


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION:  United States citizen

                             5.      SOLE VOTING POWER           856,960 (1).
               NUMBER OF                                       --------------
                SHARES
             BENEFICIALLY    6.      SHARED VOTING POWER                   0.
               OWNED BY                                        --------------
                 EACH
              REPORTING      7.      SOLE DISPOSITIVE POWER      856,960 (1).
                PERSON                                         --------------
                 WITH
                             8.      SHARED DISPOSITIVE POWER              0.
                                                               --------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  856,960 (1)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                   [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                  8.3%

12.  TYPE OF REPORTING PERSON*
                  IN

(1) Includes 20,000 shares held by Mr. Semerad's wife for which beneficial ownership is disclaimed.
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                                                               Page 3 of 4 Pages

ITEM 1(a). Name of Issuer

           ShowCase Corporation

ITEM 1(b). Address of Issuer's Principal Executive Offices

           4115 Highway 52 N., Suite 300, Rochester, MN 55901

ITEM 2(a). Names of Persons Filing

           Dennis J. Semerad

ITEM 2(b). Address of principal business office

           1717 Northern Viola Lane, NW
           Rochester, MN 55906

ITEM 2(c). Citizenship

           United States citizen

ITEM 2(d). Title of Class of Securities

           Common Stock, $.01 par value

ITEM 2(e). CUSIP Number

           82539 P 102

ITEM 3. This statement is filed pursuant to Rules 13d-1(d) under the Securities Exchange Act of 1934.

ITEM 4.    Ownership

           (a) Amount beneficially owned:  856,960

           (b) Percent of class:   8.3%

           (c) Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote      856,960.
                                                                -----------

               (ii)  shared power to vote or to direct the vote          0.
                                                                -----------

               (iii) sole power to dispose or to direct the
                     disposition of                                856,960.
                                                                -----------

               (iv)  shared power to dispose or to direct the
                     disposition of                                      0.
                                                                -----------
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                                                               Page 4 of 4 Pages

ITEM 5.  Ownership of Five Percent or Less of a Class

                  Not applicable

ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable

ITEM 8.  Identification and Classification of Members of the Group

                  Not applicable

ITEM 9.  Notice of Dissolution of Group

                  Not applicable

ITEM 10. Certification

                  Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2000

                                        /s/ Craig W. Allen
                                        -------------------------------------
                                        Craig W. Allen
                                        Attorney-in-fact for Dennis J. Semerad

                                        This Schedule 13G was executed by
                                        Craig W. Allen pursuant to a Power of
                                        Attorney filed herewith as Exhibit 1.

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                                                                       EXHIBIT 1

                                POWER OF ATTORNEY


         KNOW ALL PERSONS BY THESE PRESENTS, that I, Dennis J. Semerad, hereby constitute and appoint Craig W. Allen my true and lawful attorney-in-fact and agent, acting alone, with full powers of substitution and resubstitution for me and in my name, place and stead, to sign any Schedule 13D or Schedule 13G relating to transactions by me in Common Stock of ShowCase Corporation, and all amendments thereto, and to file the same, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, or his substitute, full power and authority to do and perform each and every act and thing requisite or necessary to be done, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or their substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall be effective until such time as I deliver a written revocation thereof to me above-named attorneys-in-fact and agents.


Dated: February 9, 2000
                                         /s/ Dennis J. Semerad
                                         -----------------------------------
                                         Dennis J. Semerad